Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater approves the development of the second phase of its Keliber lithium project

Johannesburg, 6 October 2023: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that it has approved the commencement of the second phase of its Keliber lithium project which includes the construction of the concentrator and the development of the Syväjärvi open pit mine in Päivänevа in Finland. Delivery of ore from the Syväjärvi open pit mine will be timed to coincide with the commissioning of the concentrator.

The environmental permit for phase two was received in December 2022, which enables the development to continue. The appeal lodged by Sibanye-Stillwater, querying the terms of six of the 144 permitting conditions (refer https://thevault.exchange/?get_group_doc=245/1675669656-keliber-update-environmental-permit-rapasaari-and-paivaneva-concentrator-06feb2023.pdf) will continue in parallel with the construction. Due to the nature of the appeal, the permission to commence construction has not been withdrawn.

Higher capital expenditures have been planned to meet the more stringent effluent water quality conditions. The capital expenditure for the concentrator is now forecasted at €230 million, which is €10 million higher than the previous estimate. This increase is due to the revision of the effluent water treatment facility at the Keliber lithium refinery. We have incorporated amended technology into the flowsheet to ensure compliance with environmental permits, which will also result in increased recoveries. Despite the higher capital requirements, the adjustment has not had a negative impact on the net present value of the project due to the positive impact of the expected recoveries. The updated aggregated project capital for the Keliber project is estimated at €656 million (2023 real terms) including contingencies (previously €588 million in 2022 real terms).

The equity funding for the project has already been secured and completed, while the finalisation of the debt funding is in progress.

More details on the capital and expected production profile will be shared by Sibanye-Stillwater at its virtual battery metals investor day on Tuesday, 14 November 2023 with a live presentation shared via a webcast (link: https://themediaframe.com/mediaframe/webcast.html?webcastid=jg7r2VtY) and conference call (register on: https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=2252855&linkSecurityString=5ce1569ad) at 13h00 (CAT) / 11h00 (GMT) / 06h00 (EST) / 04h00 (MT).

Neal Froneman CEO of Sibanye-Stillwater said "We are pleased to be commencing construction of the lithium concentrator and Syväjärvi mine. The Keliber lithium project remains on track to be the first integrated lithium hydroxide supplier in Europe. We look forward to working with all stakeholders to deliver this exceptional project, which will contribute to the regional economy as well as to the growth of our unique portfolio of green metals that aim to reverse climate change."

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
Twitter: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).